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                              December 22, 2021

       Thomas Paquin
       Chief Executive Officer
       VictoryBase Corporation
       PO Box 617
       Roanoke, TX 76262

                                                        Re: VictoryBase
Corporation
                                                            Offering Statement
on Form 1-A
                                                            Filed December 9,
2021
                                                            File No. 024-11748

       Dear Mr. Paquin:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed December 9, 2021

       Risk Factors, page 3

   1. Please clarify whether you propose to limit the value of your Base Payment discount and, if so, please clearly
disclose the terms of that discount. If not, please update your risk factor section with a
discussion of the risk associated with this discount program. For example, disclose the
risk that your EquityBase Investors could purchase enough stock to reduce their Base
Payment to $0. Where relevant, revise to update the rest of your disclosure so that it
is consistent with this risk factor discussion.
       Description of the Business, page 23

   2. We note your response to comment 2. In the second paragraph on page 27, you state that
                                                        "we may elect to offer
lower Base Payment rates for EquityBase Investors." In the
                                                        following sentence, you
state that "As of the date of this Offering Circular, we anticipate offering a discount of
$100 per off of our typical Base Payment rates for EquityBase
 Thomas Paquin
FirstName LastNameThomas  Paquin
VictoryBase Corporation
Comapany22,
December  NameVictoryBase
              2021        Corporation
December
Page 2    22, 2021 Page 2
FirstName LastName
         Investors who commit to purchase at least five Shares per month." Revise here and throughout your offering statement to clarify whether you will offer a discount program at the time of qualification.
3. If you will offer a discount program upon qualification of this offering statement, in addition to the information requested in the previous comment, provide an estimate of the value of your discount program, how you determined that value, whether the discount may be sold or transferred, and whether the discount changes the value of your offered securities. Disclose whether there are any restrictions on how or when an EquityBase investor may qualify for a discount, and what types of properties would be eligible for
         discount. Revise your Use of Proceeds and Management   s Discussion
and Analysis to
         address the discount program's possible effect, if material, on your use of proceeds and available liquidity. Revise to clarify the meaning of the term "typical base payment" and
         "certain EquityBase Investors." Disclose the criteria you will use to determine whether an
         EquityBase Investor qualifies. Tell us whether every EquityBase Investor will be eligible for your discount program, including those who have already entered into Base
         Agreements by the time you implement the program.
Exhibits

4. We note from your exhibit list that you do not intend to attach any of the 26 Base
         Agreements that you recently entered into relating to you Beaufort, South Carolina community. Tell us whether those agreements contain any provisions relating to a potential discount program. If those agreements contain a provision related to your discount program, please explain why you have not filed any of those agreements as exhibits to this offering statement.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Thomas Paquin
VictoryBase Corporation
December 22, 2021
Page 3

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameThomas Paquin
                                                          Division of
Corporation Finance
Comapany NameVictoryBase Corporation
                                                          Office of Real Estate
& Construction
December 22, 2021 Page 3
cc:       Douglas Clayton
FirstName LastName